-+As filed with the Securities and Exchange Commission on October 17, 2006
Reg. No. 333-125564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3 TO
FORM SB-2 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EVOLUTION PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	41-1781991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Evolution Petroleum Corporation 820 Gessner, Suite 1340 Houston, Texas 77024
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sterling McDonald Chief Financial Officer Evolution Petroleum Corporation 820 Gessner, Suite 1340 Houston, Texas 77024 (713) 935-0122
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Lawrence P. Schnapp Troy & Gould PC 1801Century Park East, Suite 1600 Los Angeles, California 90067 (310) 789-1255

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

THIS POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3 IS BEING FILED PURSUANT TO RULE 401(c) UNDER THE SECURITIES ACT OF 1933 IN ORDER TO CONVERT THE REGISTRATION STATEMENT ON FORM SB-2 (REGISTRATION NO. 333-125564) INTO A FORM S-3 REGISTRATION STATEMENT. THE PROSPECTUS THAT IS CONTAINED IN THIS FORM S-3 SUPERSEDES THE PROSPECTUS THAT IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM SB-2 (REGISTRATION NO. 333-125564).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold pursuant to this prospectus until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2006

PROSPECTUS

EVOLUTION PETROLEUM CORPORATION

6,551,445 shares of our common stock

This prospectus relates to the resale of up to 6,546,445 shares of our currently outstanding shares of common stock that are owned by some of our stockholders, and up to 5,000 shares of our common stock issuable upon the exercise of outstanding common stock purchase warrants held by some of our warrant holders. For a list of the selling stockholders, please see “Selling Stockholders.” We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when those warrants are exercised by the selling stockholders. We will pay the expenses of registering these shares.

Our common stock is traded under the symbol “EPM” on the American Stock Exchange. On October 16, 2006, the last reported sales price of our common stock was $2.79 per share.

The shares included in this prospectus may be offered and resold directly by the selling stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which a selling stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

YOU SHOULD UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK. BEFORE MAKING AN INVESTMENT, READ THE “RISK FACTORS,” WHICH BEGIN ON PAGE 5 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October __, 2006.

YOU SHOULD RELY ONLY ON THE INFORMATION THAT IS CONTAINED IN THIS PROSPECTUS OR THAT IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS MAY BE USED ONLY IN JURISDICTIONS WHERE IT IS LEGAL TO SELL THESE SECURITIES. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus before making an investment decision, including the information under the heading “Risk Factors.”

All information contained in this prospectus is adjusted to reflect a 40:1 reverse split of our common stock effected in May 2004.

Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to Evolution Petroleum Corporation., a Nevada corporation formerly known as Natural Gas Systems, Inc. and Reality Interactive, Inc., and, unless the context indicates otherwise, also includes our wholly-owned subsidiaries.

COMPANY OVERVIEW

Evolution Petroleum Corporation was formed in late 2003 to acquire established crude oil and natural gas resources and exploit them through the application of conventional and specialized technology with the objective of increasing production, ultimate recoveries, or both. We currently operate in four crude oil and natural gas fields in the State of Louisiana. Our principal executive offices are located at 820 Gessner, Suite 1340, Houston, Texas 77024. Our telephone number is (713) 935-0122 and we maintain a website at www.evolutionpetroleum.com. Information contained on our website does not constitute part of this prospectus.

We are focused on an overall strategy of acquiring controlling working interests in oil and gas resources within established fields and redeveloping those fields through the application of capital and technology to convert the oil and gas resources into profitable producing reserves. Within this overall strategy, we have established three specific business initiatives:

•	Enhanced oil recovery (EOR) projects in mature oil reservoirs;

•	Redevelopment of mature oil and gas fields using modern and/or proprietary technology; and

•	Development of low permeability resource plays using modern stimulation and completion technologies, including horizontal drilling.

Our strategy is designed to generate scalable development opportunities at relatively shallow depths, exhibiting relatively low completion risk, generally longer and more predictable production lives, less expenditures on infrastructure and lower operational risks. We believe that the benefits of this approach include:

•	Reduced exposure to the risk of whether resources are present;

•	Reduced capital expenditures per net BOE for infrastructure, such as roads, water handling facilities and pipelines;

•
Large inventory of development opportunities, which provides a more predictable future stream of drilling activity and production, as well as potentially reducing risks from short-term oil and gas price volatility;

•	Reduced operational risks and costs associated with lower pressures and lower temperatures; and

•	Control of operations, development timing and technology selection.

Our team is broadly experienced in oil and gas operations, development, acquisitions and financing and follows a strategy of outsourcing most of the property, corporate administrative and accounting functions.

CORPORATE HISTORY OF REVERSE MERGER

Reality Interactive, Inc. (“Reality”), a Nevada corporation that traded on the OTC Bulletin Board under the symbol RLYI.OB, and the predecessor of Evolution Petroleum Corporation was incorporated on May 24, 1994 for the purpose of developing technology-based knowledge solutions for the industrial marketplace. On April 30, 1999, Reality ceased business operations, sold substantially all of its assets and terminated all of its employees. Subsequent to ceasing operations, Reality explored other potential business opportunities to acquire or merge with another entity, while continuing to file reports with the SEC.

On May 26, 2004, Natural Gas Systems, Inc., a privately owned Delaware corporation formed in September 2003 (“Old NGS”), was merged into a wholly owned subsidiary of Reality. Reality was thereafter renamed Natural Gas Systems, Inc. and adopted a June 30 fiscal year end. As part of the merger, the officers and directors of Reality resigned, the officers and directors of Old NGS became the officers and directors of our company and the crude oil and natural gas business of Old NGS became that of our company. On July 11, 2006, we changed our name from Natural Gas Systems, Inc. to Evolution Petroleum Corporation. Our stock is traded on the American Stock Exchange under the ticker symbol EPM. Between May 26, 2004 and July 16, 2006, our stock was quoted on the OTC Bulletin Board under the symbol NGSY.OB. Prior to May 26, 2004, our stock was quoted on the OTC Bulletin Board under the symbol RLYI.OB.

THE OFFERING

We are registering 6,551,445 shares of our common stock in order to enable the holders of those shares to freely re-sell those shares (on the open market or otherwise) from time to time in the future through the use of this prospectus. Of these shares, 6,546,445 shares are currently outstanding and were issued in private transactions and 5,000 shares may be issued to selling stockholders upon their exercise of outstanding warrants issued in private transactions. Since the foregoing shares and warrants were issued in private, unregistered transactions, none of the 6,551,445 shares can be freely transferred at this time by the selling stockholders unless the shares are included in a prospectus, such as this prospectus, or unless the shares are sold in an exempt transaction such as a sale that complies with the terms and conditions of Rule 144 under the Securities Act of 1933.

Common stock offered by the selling stockholders	6,551,445 shares, consisting of 6,546,445 outstanding shares owned by selling stockholders and 5,000 shares issuable to selling stockholders upon exercise of warrants.
Common stock currently outstanding	26,652,005 shares (1)
Common stock to be outstanding after the offering, assuming no exercise of the warrants for the shares covered by this prospectus	26,652,005 shares (1)
Common stock to be outstanding after the offering, assuming the exercise of all warrants for the shares covered by this prospectus	26,657,005 shares (2)
American Stock Exchange Symbol	EPM
Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page 5.
(1)
Does not include (i) up to 1,494,000 shares of our common stock available for issuance under our 2004 Stock Plan, (ii) up to 2,361,000 shares of our common stock issuable upon the exercise of options granted under our 2004 Stock Plan, (iii) up to 510,000 shares of our common stock issuable upon the exercise of options granted under our 2003 Stock Option Plan, or (iv) up to 21,478,021 shares of our common stock issuable upon exercise of our outstanding warrants.

(2)
Does not include (i) up to 1,494,000 shares of our common stock available for issuance under our 2004 Stock Plan, (ii) up to 2,361,000 shares of our common stock issuable upon the exercise of options granted under our 2004 Stock Plan, (iii) up to 510,000 shares of our common stock issuable upon the exercise of options granted under our 2003 Stock Option Plan, or (iv) up to 1,473,021 shares of our common stock issuable upon exercise of some of our outstanding warrants.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

FORWARD LOOKING RESULTS WILL CHANGE

Due to the farmout we completed on June 12, 2006 with Denbury Onshore LLC (the “Delhi Farmout”), our future development initiatives in the Delhi Field are expected to be replaced with a CO2 enhanced oil recovery (“CO2-EOR”) project offering much greater potential, which Denbury has undertaken to fund and operate. The Delhi Farmout will result in the immediate reduction in net production and net revenues accruing to us from Delhi, until such time, if at all, as the EOR project is completed and brought online. Without further acquisitions of new properties, or production increases at our Tullos Field Area, our production and revenues from oil and gas production will decline in the foreseeable future, as compared to our results for the fiscal year ended June 30, 2006. Nevertheless, we believe that the $50 million pre-tax cash payment we received from the Delhi Farmout, the interest income earned on these proceeds and the oil production from our Tullos Field Area operations will provide sufficient liquid resources to fund our operations and capital program for the foreseeable future.

THE TYPES OF RESOURCES WE FOCUS ON HAVE CERTAIN RISKS.

Our business plan focuses on the acquisition and development of relatively shallow, more complex and/or lower permeability reservoirs. Shallower reservoirs usually have lower pressure, which translates into fewer natural gas volumes in place; complex reservoirs are more difficult to analyze and exploit; and low permeability reservoirs require more wells and stimulation for development and such wells may have low profit margins and higher capital costs per produced BBL of oil or MCF of gas.

The Delhi Farmout EOR project requires significant amounts of CO2 resources, the source of which may be become unavailable or be curtailed. In order to produce and deliver sufficient quantities of CO2 from Denbury’s reserves from its Jackson Dome, Mississippi field, the construction of an approximately 100 mile pipeline necessary to connect to the Delhi Field will require large amounts of capital resources and the acquisition of new permits, right-of-ways, engineering designs, construction personnel and materials. Denbury’s failure to mange these and other technical, strategic and logistical risks, may render ultimate enhanced recoveries from the planned CO2-EOR project, if any, to fall short of our expectations.

In addition, the mature fields we currently own and operate have well bores that were drilled as early as the 1920s. As such, they contain older down-hole equipment and casing that is more subject to failure than new equipment. The failure of such equipment or other subsurface failure can result in the complete loss of a well.

Our new projects require that we acquire new leases in and around established fields and drill and complete wells, some which may be horizontal, as well as negotiate the purchase of existing well bores and production equipment and install our proprietary artificial lift technology that has yet to be proven in the field. Leases may not be available, required oil field services may not be obtainable on the desired schedule or at the expected costs. While the projected drilling results are considered to be low to moderate in risk, there is no assurance as to what productive results may be obtained, if any.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT FUTURE RESULTS AND INCREASES THE RISK OF AN INVESTMENT IN OUR COMPANY.

We commenced our crude oil and natural gas operations in late 2003 and have a limited operating history. Therefore, we face all the risks common to companies in their early stages of development, including uncertainty of funding sources, high initial expenditure levels and uncertain revenue streams, an unproven business model, and difficulties in managing growth. Our prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered in establishing a new business. Any forward-looking statements in this prospectus do not reflect any possible effect on us from the outcome of these types of uncertainty. Prior to our recent farmout transaction with Denbury, we have incurred significant losses since the inception of our oil and gas operations. We cannot assure you that we will be successful. While members of our management have previously carried out or been involved with acquisition and production activities in the crude oil and natural gas industry while employed by us and other companies, we cannot assure you that our intended acquisition targets and development plans will lead to the successful development of crude oil and natural gas production or additional revenue.

WE MAY BE UNABLE TO CONTINUE LICENSING FROM THIRD PARTIES THE TECHNOLOGIES THAT WE USE IN OUR BUSINESS OPERATIONS.

As is customary in the crude oil and natural gas industry, we utilize a variety of widely available technologies in the crude oil and natural gas development and drilling process. We do not have any patents or copyrights for the technology we currently utilize. Instead, we license or purchase services from the holders of such technology, or outsource the technology integral to our business from third parties. Our commercial success will depend in part on these sources of technology and assumes that such sources will not infringe on the propriety rights of others. We cannot be certain whether any third-party patents will require us to utilize or develop alternative technology or to alter our business plan, obtain additional licenses, or cease activities that infringe on third-parties’ intellectual property rights. Our inability to acquire any third-party licenses, or to integrate the related third-party products into our business plan, could result in delays in development unless and until equivalent products can be identified, licensed, and integrated. Existing or future licenses may not continue to be available to us on commercially reasonable terms or at all. Litigation, which could result in substantial cost to us, may be necessary to enforce any patents licensed to us or to determine the scope and validity of third-party obligations.

REGULATORY AND ACCOUNTING REQUIREMENTS MAY REQUIRE SUBSTANTIAL REDUCTIONS IN PROVEN RESERVES (SEE GLOSSARY) AND LIMITATIONS OF HEDGING.

We review on a periodic basis the carrying value of our crude oil and natural gas properties under the applicable rules of the various regulatory agencies, including the SEC. Under these rules, the carrying value of proved reserves of crude oil and natural gas properties may not exceed the present value of estimated future net after-tax cash flows from proved reserves, discounted at 10%. Application of this “ceiling” test generally requires pricing future revenues at the un-escalated prices in effect as of the end of our fiscal year and requires a write down for accounting purposes if the ceiling is exceeded, even if prices declined for only a short period of time. We may in the future be required to write down the carrying value of our crude oil and natural gas properties when crude oil and natural gas prices are depressed or unusually volatile. Whether we will be required to take such a charge will depend on the prices for crude oil and natural gas at the end of any fiscal period and the effect of reserve additions or revisions and capital expenditures during such period. If a write down is required, it would result in a charge to our earnings but would not impact our cash flow from operating activities.

In order to reduce our exposure to short-term fluctuations in the price of crude oil and natural gas and comply with the terms of our credit facility, we entered into three commodity contracts. Although we terminated our credit facility in May 2006, two of these contracts extend through February 2007. After June 2006, these arrangements apply to virtually all of our crude oil production and provide price protection against declines in crude oil prices. Our commodity contracts may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected, our customers fail to purchase contracted quantities of crude oil or natural gas or a sudden, unexpected event materially impacts crude oil prices. In addition, our commodity contracts may limit the benefit to us of increases in the price of crude oil.

WE MAY BE UNABLE TO ACQUIRE AND DEVELOP THE ADDITIONAL OIL AND GAS RESERVES THAT ARE REQUIRED IN ORDER TO SUSTAIN OUR BUSINESS OPERATIONS.

In general, the volumes of production from crude oil and natural gas properties decline as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we acquire properties containing proved reserves or conduct successful development activities, or both, our proved reserves will decline. Our future crude oil and natural gas production is, therefore, highly dependent upon our level of success in finding or acquiring additional reserves.

WE ARE SUBJECT TO SUBSTANTIAL OPERATING RISKS THAT MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

The crude oil and natural gas business involves numerous operating hazards such as well blowouts, mechanical failures, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, hurricanes, flooding, pollution, releases of toxic gas and other environmental hazards and risks. We could suffer substantial losses as a result of any of these events. While we carry general liability, control of well, and operator’s extra expense coverage typical in our industry, we are not fully insured against all risks incident to our business.

We may not always be the operator of some of our wells. As a result, our operating risks for those wells and our ability to influence the operations for these wells will be less subject to our control. Operators of these wells may act in ways that are not in our best interests. If this occurs, the development of, and production of crude oil and natural gas from, some wells may not occur which would have an adverse effect on our results of operations.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT US.

We depend to a large extent on the services of certain key management personnel, including our executive officers, the loss of any of whom could have a material adverse effect on our operations. In particular, our future success is dependent upon Robert S. Herlin, our President, for capital raising, sourcing and evaluating and closing deals, and oversight of development and operations.

THE LOSS OF ANY OF OUR SKILLED TECHNICAL PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

We depend to a large extent on the services of skilled technical personnel to operate and maintain our crude oil and natural gas fields. We do not have the resources to perform all of these services and therefore we outsource our requirements. Additionally, as our production increases, so does our need for such services. Generally, we do not have long-term agreements with our drilling and maintenance service providers. Accordingly, there is a risk that any of our service providers could discontinue servicing our crude oil and natural gas fields for any reason. Although we believe that we could establish alternative sources for most of our operational and maintenance needs, any delay in locating, establishing relationships, and training our sources could result in production shortages and maintenance problems, with a resulting loss of revenue to us. We also rely on third-party carriers for the transportation and distribution of our production, the loss of any of which could have a material adverse effect on our operations.

WE MAY HAVE DIFFICULTY MANAGING FUTURE GROWTH AND THE RELATED DEMANDS ON OUR RESOURCES AND MAY HAVE DIFFICULTY IN ACHIEVING FUTURE GROWTH.

We hope to experience rapid growth through acquisitions and development activity. Any future growth may place a significant strain on our financial, technical, operational and administrative resources. Our ability to grow will depend upon a number of factors, including:

•	our ability to identify and acquire new development or acquisition prospects;

•	our ability to develop existing properties;

•	our ability to continue to retain and attract skilled personnel;

•	the results of our development program and acquisition efforts;

•	the success of our technologies;

•	hydrocarbon prices;

•	our ability to successfully integrate new properties; and

•	our access to capital.

We can not assure you that we will be able to successfully grow or manage any such growth.

WE FACE STRONG COMPETITION FROM LARGER CRUDE OIL AND NATURAL GAS COMPANIES.

Our competitors include major integrated crude oil and natural gas companies and numerous independent crude oil and natural gas companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than we have. We may not be able to successfully conduct our operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. Specifically, these larger competitors may be able to pay more for development projects and productive crude oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in our industry.

THE CRUDE OIL AND NATURAL GAS RESERVES INCLUDED IN THIS PROSPECTUS ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their estimated values. The reserves discussed or incorporated by reference in this prospectus are only estimates that may prove to be inaccurate because of these uncertainties. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable crude oil and natural gas reserves depend upon a number of variable factors, such as historical production from the area compared with production from other producing areas and assumptions concerning effects of regulations by governmental agencies, future crude oil and natural gas prices, future operating costs, severance and excise taxes, development costs and work-over and remedial costs. Some or all of these assumptions may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. The information regarding discounted future net cash flows incorporated by reference in this prospectus should not be considered as the current market value of the estimated crude oil and natural gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, increases or decreases in consumption, and changes in governmental regulations or taxation. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the crude oil and natural gas industry in general.

WE CANNOT MARKET THE CRUDE OIL AND NATURAL GAS THAT WE PRODUCE WITHOUT THE ASSISTANCE OF THIRD PARTIES.

The marketability of the crude oil and natural gas that we produce depends upon the proximity of our reserves to, and the capacity of, facilities and third-party services, including crude oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities. The unavailability or lack of capacity of such services and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. A shut-in or delay or discontinuance could adversely affect our financial condition. In addition, federal and state regulation of crude oil and natural gas production and transportation could affect our ability to produce and market our crude oil and natural gas on a profitable basis.

Risks Relating to the Oil and Gas Industry

CRUDE OIL AND NATURAL GAS DEVELOPMENT, RE-COMPLETION OF WELLS FROM ONE RESERVOIR TO ANOTHER RESERVOIR, RESTORING WELLS TO PRODUCTION AND DRILLING AND COMPLETING NEW WELLS ARE SPECULATIVE ACTIVITIES AND INVOLVE NUMEROUS RISKS AND SUBSTANTIAL AND UNCERTAIN COSTS.

Our growth will be materially dependent upon the success of our future development program. Drilling for crude oil and natural gas and re-working existing wells involve numerous risks, including the risk that no commercially productive crude oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	inability to obtain leases on economic terms, where applicable;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs or crews and the delivery of equipment.

Drilling or re-working is a highly speculative activity. Even when fully and correctly utilized, modern well completion techniques such as hydraulic fracturing and horizontal drilling do not guarantee that we will find crude oil and/or natural gas in our wells. Hydraulic fracturing involves pumping a fluid with or without particulates into a formation at high pressure, thereby creating fractures in the rock and leaving the particulates in the fractures to ensure that the fractures remain open, thereby potentially increasing the ability of the reservoir to produce oil or gas. Horizontal drilling involves drilling horizontally out from an existing vertical well bore, thereby potentially increasing the area and reach of the well bore that is in contact with the reservoir. Our future drilling activities may not be successful and, if unsuccessful, such failure would have an adverse effect on our future results of operations and financial condition. We cannot assure you that our overall drilling success rate or our drilling success rate for activities within a particular geographic area will not decline. We may identify and develop prospects through a number of methods, some of which do not include lateral drilling or hydraulic fracturing, and some of which may be unproven. The drilling and results for these prospects may be particularly uncertain. Our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted prospects will be dependent on a number of factors, including, but not limited to:

•	the results of previous development efforts and the acquisition, review and analysis of data;

•	the availability of sufficient capital resources to us and the other participants, if any, for the drilling of the prospects;

•	the approval of the prospects by other participants, if any, after additional data has been compiled;

•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for crude oil and natural gas and the availability of drilling rigs and crews;

•	our financial resources and results;

•	the availability of leases and permits on reasonable terms for the prospects; and

•	the success of our drilling technology.

We cannot assure you that these projects can be successfully developed or that the wells discussed will, if drilled, encounter reservoirs of commercially productive crude oil or natural gas. There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond our control.

CRUDE OIL AND NATURAL GAS PRICES ARE HIGHLY VOLATILE IN GENERAL AND LOW PRICES WILL NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

Our revenues, operating results, profitability, cash flow, future rate of growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent upon prevailing prices of crude oil and natural gas. Lower crude oil and natural gas prices also may reduce the amount of crude oil and natural gas that we can produce economically. Historically, the markets for crude oil and natural gas have been very volatile, and such markets are likely to continue to be volatile in the future. Prices for crude oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, including:

•	worldwide and domestic supplies of crude oil and natural gas;

•	the level of consumer product demand;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political instability or armed conflict in oil-producing regions;

•	the price and level of foreign imports; and

•	overall domestic and global economic conditions.

It is extremely difficult to predict future crude oil and natural gas price movements with any certainty. Declines in crude oil and natural gas prices may materially adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Further, oil and gas prices do not move in tandem. Because approximately 99% of our reserves at July 1, 2006 are crude oil reserves, we are more affected by movements in crude oil prices. While our new projects are evaluated based on the assumption of oil and gas prices considerably less than in the current market or projected in the futures market, we do assume commodity prices will be higher than historic levels prior to 2004.

OILFIELD SERVICE PRICES HAVE BEEN ESCALATING, AND THE AVAILABILITY OF SUCH SERVICES MAY BE INADEQUATE TO MEET OUR NEEDS.

Our business plan to redevelop mature oil and gas resources requires third party oilfield service vendors, which we do not control. Long lead times and spot shortages of any of a myriad of services we may require to redevelop our properties may prevent us from, or delay us in, maintaining or increasing the production volumes we expect. In addition, the recent escalating costs for such services may render certain or all of our projects uneconomic, as compared to the earlier prices we may have assumed when deciding to redevelop newly purchased or existing properties. Further adverse economic outcomes may result from the long lead times often necessary to execute and complete our redevelop plans.

GOVERNMENT REGULATION AND LIABILITY FOR ENVIRONMENTAL MATTERS MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

Crude oil and natural gas operations are subject to extensive federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of crude oil and natural gas wells below actual production capacity in order to conserve supplies of crude oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of crude oil and natural gas, by-products thereof and other substances and materials produced or used in connection with crude oil and natural gas operations. In addition, we may inherit liability for environmental damages caused by previous owners of property we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities. We are also subject to changing and extensive tax laws, the effects of which cannot be predicted. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us.

Risks Associated with Our Stock

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VERY VOLATILE.

Our common stock is thinly traded and the market price has been, and is likely to continue to be, highly volatile. For example, during the twelve months prior to June 30, 2006, our stock price as traded on the OTC Bulletin Board ranged from $1.00 to $3.70. The variance in our stock price makes it extremely difficult to forecast with any certainty the stock price at which an investor may be able to buy or sell shares of our common stock. The market price for our common stock could be subject to wide fluctuations as a result of factors that are out of our control, such as:

•	actual or anticipated variations in our results of operations;

•	naked short selling of our common stock and stock price manipulation;

•	changes or fluctuations in the commodity prices of crude oil and natural gas;

•	general conditions and trends in the crude oil and natural gas industry; and

•	general economic, political and market conditions.

OUR EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES MAY BE ABLE TO CONTROL THE ELECTION OF OUR DIRECTORS AND ALL OTHER MATTERS SUBMITTED TO OUR STOCKHOLDERS FOR APPROVAL.

Our executive officers and directors, in the aggregate, beneficially own approximately 36% of our outstanding common stock. Further, our Chairman of the Board, Mr. Laird Q. Cagan, Managing Director of Cagan McAfee Capital Partners, LLC (“CMCP”) currently owns or controls, directly or indirectly, approximately 7.7 million shares (including shares issuable upon the exercise of warrants), or approximately 29% of our outstanding common stock. Mr. Eric McAfee, a Managing Director of CMCP, currently owns or controls, directly or indirectly, approximately 5.9 million shares (including shares issuable upon the exercise of warrants), or approximately 22% of our outstanding common stock, but is neither an officer nor a member of our board of directors. Collectively, these two managing directors of CMCP currently own or control, directly or indirectly, approximately 13.6 million shares (including shares issuable upon the exercise of warrants), or approximately 50% of our outstanding common stock. As a result, these holders, if they were to act together, could exercise control over all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have an adverse effect on the market price of our common stock.

THE MARKET FOR OUR COMMON STOCK IS LIMITED AND MAY NOT PROVIDE ADEQUATE LIQUIDITY.

Our common stock is currently thinly traded on the American Stock Exchange. In the twelve months prior to June 30, 2006, the actual trading volume in our common stock on the OTC ranged from a low of no shares of common stock traded to a high of over 356,000 shares of common stock traded, with only 75 days exceeding a trading volume of 50,000 shares. On most days, this trading volume means there is limited liquidity in our shares of common stock. Selling our shares is more difficult because smaller quantities of shares are bought and sold and news media coverage about us is limited. These factors result in a limited trading market for our common stock and therefore holders of our stock may be unable to sell shares purchased should they desire to do so.

IF SECURITIES OR INDUSTRY ANALYSTS DO NOT PUBLISH RESEARCH REPORTS ABOUT OUR BUSINESS OR IF THEY DOWNGRADE OUR STOCK, THE PRICE OF OUR COMMON STOCK COULD DECLINE.

Small, relatively unknown companies can achieve visibility in the trading market through research and reports that industry or securities analysts publish. However, to our knowledge, no non-company paid analysts cover our company. The lack of published reports by independent securities analysts could limit the interest in our common stock and negatively affect our stock price. We do not have any control over the research and reports these analysts publish or whether they will be published at all. If any analyst who does cover us downgrades our stock, our stock price would likely decline. If any analyst ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price to decline.

THE ISSUANCE OF ADDITIONAL COMMON AND PREFERRED STOCK WOULD DILUTE EXISTING STOCKHOLDERS.

We are authorized to issue up to 100,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as our board may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock now outstanding. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by our board of directors. Such designation of new series of preferred stock may be made without stockholder approval, and could create additional securities which would have dividend and liquidation preferences over the common stock now outstanding. Preferred stockholders could adversely affect the rights of holders of common stock by:

•	exercising voting, redemption and conversion rights to the detriment of the holders of common stock;

•	receiving preferences over the holders of common stock regarding our surplus funds in the event of our dissolution or liquidation;

•	delaying, deferring or preventing a change in control of our company; and

•	discouraging bids for our common stock.

WE DO NOT PLAN TO PAY ANY CASH DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that our board of directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. Certain of the statements contained in all parts of this document including, but not limited to, those relating to our acquisition and development plans, the effect of changes in strategy and business discipline, our project portfolio, future general and administrative expenses on a per unit of production basis, increases in wells operated, future growth, expansion and acquisitions, future exploration, future seismic data (including timing and results), purchase of technology licenses and their value and application, expansion of operations, generation of additional prospects, review of outside generated prospects and acquisitions, additional reserves and reserve increases, enhancement of visualization and interpretation strengths, expansion and improvement of capabilities, integration of new technology into operations, credit facilities, attraction of new members to our exploration team, future compensation programs, new focus on core areas, new prospects and drilling locations, future capital expenditures (or funding thereof), sufficiency of future working capital, borrowings and capital resources and liquidity, projected cash flows from operations, expectation or timing of reaching payout, outcome, effects or timing of any legal proceedings, drilling plans, including scheduled and budgeted wells, the number, timing or results of any wells, the plans for timing, interpretation and results of new or existing seismic surveys or seismic data, future production or reserves, future acquisition of leases, lease options or other land rights and any other statements regarding future operations, financial results, opportunities, growth, business plans and strategy and other statements that are not historical facts are forward looking.

These forward-looking statements reflect our current view of future events and financial performance. When used in this document, the words “budgeted,” “anticipate,” “estimate,” “expect,” “may,” “project,” “believe,” “intend,” “plan,” “potential” and similar expressions are intended to be among the statements that identify forward looking statements. These forward-looking statements speak only as of their dates and should not be unduly relied upon. We undertake no obligation to update or review any forward-looking statement, whether as a result of new information, future events, or otherwise. Such statements involve risks and uncertainties, including, but not limited to, the numerous risks and substantial and uncertain costs associated with drilling of new wells, the volatility of crude oil and natural gas prices and the effects of relatively low prices for our products, conducting successful exploration and development in order to maintain reserves and revenue in the future, operating risks of crude oil and natural gas operations, our dependence on key personnel, our ability to utilize changing technology and the risk of technological obsolescence, the significant capital requirements of our exploration and development and technology development programs, governmental regulation and liability for environmental matters, results of litigation, management of growth and the related demands on our resources and the ability to achieve future growth, competition from larger crude oil and natural gas companies, the potential inaccuracy of estimates of crude oil and natural gas reserve data, property acquisition risks, and other factors detailed in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes will likely vary materially from those indicated. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 5.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock by the selling stockholders pursuant to this prospectus. However, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise by them of their warrants. If warrants to purchase all of the underlying 5,000 shares are exercised for cash, we would receive approximately $10,000 of total proceeds. We would expect to use these proceeds, if any, for general working capital purposes. We have agreed to pay the expenses of registration of these shares, including specified legal and accounting fees.

SELLING STOCKHOLDERS

We are registering our shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of our common stock issued pursuant to two Securities Purchase Agreements between us and Rubicon Master Fund, or as otherwise set forth below, none of the selling stockholders have had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of our shares of common stock by each of the selling stockholders. The second column lists the number of shares of our common stock beneficially owned by each selling stockholder as of March 2, 2006.

In accordance with the terms of registration rights agreements with certain of the selling stockholders, this prospectus generally covers the resale of 100% of the securities as of the trading day immediately preceding the date the registration statement was initially filed with the SEC. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The following selling stockholders are affiliated with a broker-dealer but are not themselves broker-dealers: Joseph B. Childrey, Linden Growth Partners, L.P., Peter Rettman and Richard From. These selling stockholders acquired the securities covered by this prospectus in the ordinary course of business and, at the time of their acquisition of these securities, they had no agreements or understandings with any other broker or other person, whether directly or indirectly, to distribute these securities.

	BENEFICIAL OWNERSHIP BEFORE OFFERING			BENEFICIAL OWNERSHIP AFTER OFFERING (1)
NAME	NUMBER OF SHARES	PERCENT	NUMBER OF SHARES BEING OFFERED	NUMBER OF SHARES	PERCENT
Rubicon Master Fund (2)	1,360,000	5.4%	1,360,000	-0-	—
Prospect Energy Corporation (3)	1,200,000	4.8%	1,200,000	-0-	—
Linden Growth Partners, L.P. (4)	500,000	2.0%	500,000	-0-	—
Bradley Rotter	299,477	1.2%	299,477	-0-	—
Berg McAfee Companies, LLC (5)	250,000	1.0%	250,000	-0-	—
Sunrise Foundation Trust (6)	249,667	1.0%	249,667	-0-	—
Sobrato 1979 Revocable Trust (7)	200,001	*	200,001	-0-	—
Michael Brown Trust dated 6/30/2000 (8)	200,000	*	200,000	-0-	—
MLPF&S Custodian FBO Michael L. Peterson, IRRA (9)	200,000	*	200,000	-0-	—
Thomas R. Grimm TTEE (10)	200,000	*	200,000	-0-	—
Tom Lenner	200,000	*	200,000	-0-	—
George Andros	100,000	*	100,000	-0-	—
Matthew R. Iwasaka	100,000	*	100,000	-0-	—
Pepper Snyder	100,000	*	100,000	-0-	—
Barry Fay	75,000	*	75,000	-0-	—
Karen P. Christensen	57,500	*	57,500	-0-	—
Bill Kemp	55,000	*	55,000	-0-	—
Barsema Community Property Trust (11)	50,000	*	50,000	-0-	—
Douglas J. Hansen Revocable Trust-dated Feb. 22, 2000 (12)	50,000	*	50,000	-0-	—
Ellis Group	50,000	*	50,000	-0-	—
Joseph B. Childrey	50,000	*	50,000	-0-	—
Richard From (13)	50,000	*	50,000	-0-	—
Sycamore Capital Partners (14)	45,000	*	45,000	-0-	—
Elizabeth A. Reed	40,000	*	40,000	-0-	—
Blair Capital, Inc. (15)	35,000	*	35,000	-0-	—
Alex & Lisa Jachno	30,000	*	30,000	-0-	—
George Myers	40,000	*	40,000	-0-	—
R.V. Edwards, Jr	30,000	*	30,000	-0-	—
James E. George	25,000	*	25,000	-0-	—

	BENEFICIAL OWNERSHIP BEFORE OFFERING			BENEFICIAL OWNERSHIP AFTER OFFERING (1)
NAME	NUMBER OF SHARES	PERCENT	NUMBER OF SHARES BEING OFFERED	NUMBER OF SHARES	PERCENT
Albert T. & Janice T. Kogura	25,000	*	25,000	-0-	—
Andrew Hoffman	25,000	*	25,000	-0-	—
David J. Scoffone	25,000	*	25,000	-0-	—
Elizabeth Rose (24)	25,000	*	25,000	-0-	—
James and Patricia Iwasaka 2000 Living Trust (16)	25,000	*	25,000	-0-	—
Kranenburg Fund, LP (17)	25,000	*	25,000	-0-	—
Larry J. & Kathie L. Magdaleno	25,000	*	25,000	-0-	—
Peter Rettman	25,000	*	25,000	-0-	—
Venkata S K Kollipara Cust Priya Kollipara UTMA OH (18)	25,000	*	25,000	-0-	—
Tony Lao	21,800	*	21,800	-0-	—
Bellano Family Trust	20,000	*	20,000	-0-	—
Colum McDermott	20,000	*	20,000	-0-	—
Ellias & Tina Argyropoulos	20,000	*	20,000	-0-	—
Gary B. Laughlin	20,000	*	20,000	-0-	—
John G. Fallon	20,000	*	20,000	-0-	—
Lakshmana Madala	20,000	*	20,000	-0-	—
Ruben Rey & Marie A. Rey	20,000	*	20,000	-0-	—
Venkata Kollipara	40,000	*	40,000	-0-	—
Venkata S K Kollipara Cust Puneet Kollipara UTMA OH (18)	15,000	*	15,000	-0-	—
Armen Arzoomanian	10,000	*	10,000	-0-	—
Barbara Sherman	10,000	*	10,000	-0-	—
Daniel J. Yates	10,000	*	10,000	-0-	—
David A. Desilva	10,000	*	10,000	-0-	—
Dr. Sayed M. Yossef	10,000	*	10,000	-0-	—
Edward W Muransky Revocable Trust (19)	10,000	*	10,000	-0-	—
Henry H. Mauz, Jr	10,000	*	10,000	-0-	—
Henry Mauz	10,000	*	10,000	-0-	—
Howard Kaplan	10,000	*	10,000	-0-	—
James Todd Burkdoll	10,000	*	10,000	-0-	—
Joseph W. Brown	10,000	*	10,000	-0-	—
Kevin Henning	10,000	*	10,000	-0-	—
Lakshmana R. Madala MD Defined Benefits Plan (20)	10,000	*	10,000	-0-	—
Mark V. Taylor	10,000	*	10,000	-0-	—
Michael Kemp	10,000	*	10,000	-0-	—
Rex V. Jobe	10,000	*	10,000	-0-	—
Steven A. McIntee	10,000	*	10,000	-0-	—
Vandeweghe Living Trust	10,000	*	10,000	-0-	—
Michael L. Bowman	7,500	*	7,500	-0-	—
Richard Garia	6,700	*	6,700	-0-	—
Jim Phillips (21)	6,000	*	6,000	-0-	—
Bhargava Ravi	5,000	*	5,000	-0-	—
G. Alfred Roensch Trust (22)	5,000	*	5,000	-0-	—
James & Bernice Campbell	5,000	*	5,000	-0-	—
John J. Burke	5,000	*	5,000	-0-	—
Lori Bosi	5,000	*	5,000	-0-	—
Mace Matiosian	5,000	*	5,000	-0-	—
Martin Hagenson	5,000	*	5,000	-0-	—
Robert Bellano (23)	5,000	*	5,000	-0-	—
Santuccio Ricciardi	5,000	*	5,000	-0-	—
Steven Berglund	5,000	*	5,000	-0-	—
Tom Beck	5,000	*	5,000	-0-	—
Cynthia Hiatt	3,800	*	3,800	-0-	—
Alex & Agafio L. Jachno	3,000	*	3,000	-0-	—
Barbara M. LaCosse	3,000	*	3,000	-0-	—
Leif Johansson	3,000	*	3,000	-0-	—

* Less than 1%

(1)
The “Beneficial Ownership After Offering” table assumes that all shares being offered under this prospectus will be resold by the selling stockholders after this offering, including all convertible securities.

(2)
Pursuant to investment agreements, each of Rubicon Fund Management Ltd., a company organized under the laws of the Cayman Islands, which we refer to in this prospectus as Rubicon Fund Management Ltd, and Rubicon Fund Management LLP, a limited liability partnership organized under the laws of the United Kingdom, which we refer to in this prospectus as Rubicon Fund Management LLP, Mr. Paul Anthony Brewer, Mr. Jeffrey Eugene Brummette, Mr. William Francis Callanan, Mr. Vilas Gadkari, Mr. Robert Michael Greenshields and Mr. Horace Joseph Leitch III share all investment and voting power with respect to the securities held by Rubicon Master Fund. Mr. Brewer, Mr. Brummette, Mr. Callanan, Mr. Gadkari, Mr. Greenshields and Mr. Leitch control both Rubicon Fund Management Ltd and Rubicon Fund Management LLP. Each of Rubicon Fund Management Ltd, Rubicon Fund Management LLP, Mr. Brewer, Mr. Brummette, Mr. Callanan, Mr. Gadkari, Mr. Greenshields and Mr. Leitch disclaim beneficial ownership of these securities.

(3)
Represents shares of common stock issuable upon exercise of warrants issued in connection with our loan facility with Prospect Energy Corporation (which facility is no longer outstanding). John F. Berry has voting and investment control of these securities. These five year warrants give Prospect the right to purchase up to 600,000 shares of our common stock at an exercise price of $0.75 per share, and to purchase up to an additional (i) 400,000 shares of our common stock at an exercise price of $0.75 per share, and 200,000 shares of our common stock at an exercise price of $1.36 (collectively (i) and (ii) are the “revocable warrants”); provided that the revocable warrants are subject to cancellation by us prior to their exercise if we meet certain operating cash flow targets.

(4)	Paul J. Coviello has voting and investment control of these securities.

(5)
Mr. Eric A. McAfee is a founder and major stockholder of our company and has voting and investment control of these securities. Mr. McAfee has represented to us that he is a 50% owner of Berg McAfee Companies, LLC, which owns approximately 30% of the shares of Verdisys, Inc. a company for which Mr. McAfee previously served as Vice Chairman of the Board. We paid $130,000 to Verdisys during calendar year 2003 for horizontal drilling services, and $25,960 to Verdisys during 2004. In 2004, Mr. McAfee resigned from the Board of Directors of Verdisys, but continues to hold shares in both Verdisys and our company. Mr. McAfee is also a Managing Director of CMCP, which has acted as a financial consultant to our company. During fiscal 2003, we paid CMCP $32,500 as monthly retainers. During the six months ended June 30, 2004, we paid CMCP $30,000 as monthly retainers and recorded an additional $150,000 for accrued but unpaid retainers. During the nine months ended March 31, 2005, we paid CMCP $15,000 as monthly retainers and recorded an additional $120,000 for accrued but unpaid retainers. In May 2005 we paid CMCP $180,000 for accrued but unpaid monthly retainers. In May 2004 we issued CMCP seven-year warrants to purchase up to 165,000 shares of our common stock as additional compensation for arranging the merger of Old NGS into our company. These warrants have an exercise price of $1.00 per share.

(6)	Nathan Low and Lisa Low share voting and investment control of these securities.

(7)	John A. Sobrato has voting and investment control of these securities.

(8)	Michael Brown has voting and investment control of these securities.

(9)	Michael L. Peterson has voting and investment control of these securities.

(10)	Thomas R. Grimm has voting and investment control of these securities.

(11)	Dennis Barsema and Stacey Barsema share voting and investment control of these securities.

(12)	Douglas J. Hansen has voting and investment control of these securities.

(13)
Represents shares sold to Richard From by CMCP at a nominal price in connection with consulting services performed for CMCP. We agreed to register these shares in consideration for various consulting services performed by Mr. From for us.

(14)
Represents warrants to purchase 45,000 shares issued to Sycamore Capital Partners in connection with consulting services performed for us. Robert T Scott has voting and investment control over these securities.

(15)	Neil C. Sullivan has voting and investment control of these securities.

(16)	James T. Iwasaka has voting and investment control of these securities.

(17)	Kranenburg Capital Management, LLC is a company controlled by: Philip Kranenburg, Peter Falk, Julianna Falk and Fred Bauthier, who have voting and investment control of these securities.

(18)	Venkata Kollipara has voting and investment control of these securities.

(19)	Edward W. Muransky has voting and investment control of these securities.

(20)	Lakshmana Madala has voting and investment control of these securities.

(21)	Represents 6,000 shares purchased by Jim Phillips from Laird Q. Cagan at a nominal price in connection with consulting services performed for Mr. Cagan.

(22)
Represents 5,000 shares sold to G. Alfred Roensch Trust by CMCP at a nominal price in connection with consulting services performed for CMCP. We agreed to register these shares in consideration for various consulting services performed by Mr. Roensch for us. Mr. Roensch has voting and investment control of these securities.

(23)	Represents warrants to purchase 5,000 shares issued to Robert Bellano in connection with consulting services performed for us.

(24)	Elizabeth Rose is the mother of Laird Q. Cagan, Chairman of our board of directors.

RELATIONSHIPS WITH SELLING STOCKHOLDERS

All stockholders, other than as disclosed in the footnotes above, are investors who acquired their securities from us in one or more private placements of common stock and who have had no position, office, or other material relationship (other than as purchasers of securities) with us or any of our affiliates within the past three years.

The information in the above table is as of the date of this prospectus. Information concerning the selling stockholders may change from time to time and any such changed information will be described in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

We are registering shares of our common stock to permit the resale of these shares of our common stock by the holders of such shares of our common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our common stock, other than the sale price of any common stock we sell to selling stockholders upon the exercise of their warrants. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.

The selling stockholders may sell all or a portion of the shares of our common stock owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales (provided that no short sales shall occur prior to the effectiveness of this registration statement and prospectus);

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers or others that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus, including, without limitation, with respect to shares being sold by Rubicon Master Fund, in accordance with Section 2(f) of the Securities Purchase Agreement.

The selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We cannot assure you that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations there under, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We will pay all expenses of the registration of the shares of our common stock pursuant to various registration rights agreements, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the applicable registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of our common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

We are presently authorized to issue 100,000,000 shares of $.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. As of September 28, 2006, we had 26,652,005 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

COMMON STOCK

The holders of our common stock are entitled to equal dividends and distributions per share with respect to our common stock when, as and if declared by our board of directors from funds legally available therefor. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any of our common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, our remaining assets will be divided pro rata on a share-for-share basis among the holders of our shares of common stock. All shares of our common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In connection with the merger of Old NGS into a wholly owned subsidiary of Reality, we assumed the obligations of 600,000 stock options under Old NGS’s 2003 Stock Option Plan. No further shares will be issued under the 2003 Stock Option Plan. On August 2, 2004, our stockholders approved the adoption of our 2004 Stock Plan, under which 4,000,000 shares are authorized for issuance. Under the 2004 Stock Plan, pursuant to which we are authorized to grant options, restricted stock and stock appreciation rights to purchase up to 4,000,000 shares of our common stock to our employees, officers, directors, consultants and other agents and advisors. Our wholly owned subsidiary, Natural Gas Systems, Inc., a Delaware corporation (“Old NGS”), also adopted a Stock Option Plan in 2003. The 2003 Stock Option Plan was adopted prior to the consummation of the merger with Old NGS so as to enable us to issue in connection with the merger options to purchase our common stock in exchange for all of the stock options that were outstanding under Old NGS’s option plan. Awards under the plan may consist of stock options (both non- qualified options and options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards and stock appreciation rights.

We currently have outstanding options under our 2003 Stock Option Plan to purchase 510,000 shares of our common stock. We currently have outstanding options and stock grants under our 2004 Stock Plan to purchase 2,506,000 shares of our common stock, leaving 1,494,000 shares of common stock available for issuance under the 2004 Stock Plan.

PREFERRED STOCK

Under our articles of incorporation, our board of directors has the power, without further action by the holders of our common stock, to designate the relative rights and preferences of our preferred stock, and to issue our preferred stock in one or more series as designated by our board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of our common stock or our preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of our common stock.

REGISTRATION RIGHTS

Under the terms of the private placements , we are required under certain conditions to register certain shares of our common stock and certain shares of our common stock that may be issued in the future upon exercise of the warrants that were acquired by the investors in those offerings. The effect of these registration rights agreements gives the holders the right to “piggyback” their shares, from time to time, as we register other shares. Alternatively, we may be required to register shares on Form S-3 under certain conditions.

We are further required to use our reasonable best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part until the first anniversary of its effectiveness or until all of the registered shares have been sold, whichever comes first, except that we will be permitted to suspend the use of the registration statement during certain periods under certain circumstances. We will bear all registration expenses, other than underwriting discounts and commissions.

In connection with various consulting services, we also agreed to register the 81,000 shares of our common stock held by Demetri Argyropoulos, Richard From, G. Alfred Roensch Trust and Jim Phillips. This prospectus includes the shares that we are obligated to register under the foregoing registration rights agreements.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 28, 2006, we had 26,652,005 shares of common stock outstanding. That number does not include (i) the 2,871,000 shares that are reserved for issuance under outstanding options that may be issued if and when the options are exercised, or (ii) the 1,478,021 shares and that may be issued upon the exercise of warrants, of which 5,000 are included in this prospectus.

Freely Tradable Shares After This Offering. As of September 28, 2006, all but 351,335 shares of our 26,652,005 outstanding shares are tradable without restriction under the Securities Act, including any restricted shares sold under Rule 144.

Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares (approximately 267,000 shares) or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any manner of sale or volume limitations under Rule 144.

Of the “restricted shares” currently outstanding, nearly all shares (over 26 million) are currently eligible for public resale under Rule 144. The sale, or availability for sale, of substantial amounts of our common stock could, in the future, adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing. The future availability of Rule 144 to our holders of restricted securities would be conditioned on, among other factors, the availability of certain public information concerning our company.

Form S-8 Registration of Options. We intend to file a registration statement on Form S-8 covering the shares of our common stock that have been issued or reserved for issuance under our stock option plan, which would permit the resale of such shares in the public marketplace.

TRANSFER AGENT

Our transfer agent is Continental Stock Transfer, 17 Battery Park, New York, NY 10004, 212-845-3215.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation provide that no officer or director shall be personally liable to our corporation or our stockholders for monetary damages except as provided pursuant to Nevada law. Our bylaws and articles of incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director, officer, employee or agent of our company from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director, officer, employee or agent of our company, and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with Nevada law. The rights accruing to any person under our bylaws and articles of incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by our bylaws or articles of incorporation.

We have outstanding indemnification agreements with our officers and directors. In general, the indemnification agreements provide that our company will, to the fullest extent permitted by Nevada law and subject to certain limitations, indemnify the director or officer against certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts that may be incurred in connection with the defense or settlement of any claim, criminal, civil or administrative action or proceeding to which the director or officer becomes subject in connection with his service as a director or officer of our company. The agreements provide for indemnification rights regarding both third-party claims and proceedings brought by or in the right of our company. In addition, each indemnification agreement provides for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the agreement to the fullest extent permitted by Nevada law. The indemnification agreements supersede all prior indemnification agreements entered into with our directors and officers. The indemnification agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitees may be entitled, including any rights arising under our articles of incorporation or by-laws, or Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXPERTS

Our financial statements for the twelve month period ended June 30, 2006, the twelve month period ended June 30, 2005, the six month period ended June 30, 2004 and the period from September 23, 2003 (inception) to December 31, 2003, and the Statements of Revenues and Direct Operating Expenses of the Delhi Field for the period from January 1, 2003 to September 23, 2003 and for the nine-month period ended December 31, 2002, have been audited by Hein & Associates, LLP to the extent and for the periods indicated in their report thereon which is incorporated by reference into this prospectus. Such financial statements are incorporated by reference into this prospectus in reliance upon the report of Hein & Associates, LLP and upon the authority of such firm as experts in auditing and accounting.

Oil and gas reserve quantities and future net revenues information incorporated by reference in this prospectus and registration statement were extracted from reports prepared by W. D. Von Gonten & Co., independent petroleum engineers.

We engaged Robert Olson, an independent geologist, to perform a six-month geological study with respect to approximately 20% of our Delhi Field, the results of which were used to propose eight well locations that yielded proved undeveloped reserves on each location in the Von Gonten engineering report dated July 1, 2005. Four of these proved undeveloped reserve locations are included in the five wells we drilled and completed in our 2005 Delhi Development Drilling Program we began in October 2005.

LEGAL MATTERS

Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of our common stock covered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with that act, file periodic reports, proxy statements and other information with the SEC. The periodic reports, proxy statements and other information filed by us are available for inspection and copying at prescribed rates at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains all reports, proxy statements and other information that we file electronically with the SEC. The address of that website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the common stock offered under this prospectus. The registration statement, including the exhibits to the registration statement, contains additional information about us and the common stock offered by this prospectus. The rules and regulations of the SEC allow us to omit from this prospectus certain information that is included in the registration statement. For further information about us and our common stock, you should review the registration statement and the exhibits filed with the registration statement.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede that information.

We incorporate by reference into this prospectus the following documents:

•	Our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 filed on September 27, 2006;

•	Our Current Report on Form 8-K filed on September 28, 2006;

•
The description of our common stock as described in our registration statement on Form 8-A filed on July 13, 2006 and any amendment or report filed for the purpose of updating any such description; and

•
Any document that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering. Information in these filings will be deemed to be incorporated by reference as of the date we make the filing.

You may request a copy of any of these filings from us at no cost by writing or calling our Corporate Secretary at the following address or telephone number: Evolution Petroleum Corporation, 820 Gessner, Suite 1340, Houston, Texas 77004; (713) 935-0122.

GLOSSARY OF SELECTED PETROLEUM TERMS

The following abbreviations and definitions are terms commonly used in the crude oil and natural gas industry and throughout this prospectus:

“BBL” A standard measure of volume for crude oil and liquid petroleum products. One barrel equals 42 U.S. gallons.

“BOE” Barrels of crude oil equivalent. Calculated by converting 6 MCF of natural gas to 1 BBL of crude oil.

“FIELD” An area consisting of one or more reservoirs all grouped on or related to the same geologic feature.

“MCF” One thousand cubic feet of natural gas at standard conditions, being approximately sea level pressure and 60 degrees Fahrenheit temperature. Standard pressure in the state of Louisiana is deemed to be 15.025 psi by regulation but varies in other states. 1 MMCF is one million cubic feet of natural gas.

“PERMEABILITY” The measure of ease with which petroleum can move through a reservoir.

“PREPARED” As used in the context of our reserve reports, refers to the process used by W. D. Von Gonten and Co. to independently estimate future reserves and revenues attributable to our oil and gas interests, base on W. D. Von Gonten and Co.’s professional expertise as petroleum engineers.

“PROVED RESERVES” The estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. A complete definition of reserves can be found in Regulation S-X, Subsection 4-10 (a). Proved Developed Producing reserves are proved reserves that are currently producing.

“SHUT-IN WELL” A well that is not on production, but has not been plugged and abandoned. Wells may be shut-in in anticipation of future utility as a producing well, plugging and abandonment or other use.

“WORKING INTEREST” The interest in the crude oil and natural gas in place which is burdened with the cost of development and operation of the property. Also referred to as the operating interest.

“WORK-OVER” A remedial operation on a completed well to restore, maintain or improve the well’s production.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that no officer or director shall be personally liable to our corporation or our stockholders for monetary damages except as provided pursuant to Nevada law. Our bylaws and Articles of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director, officer, employee or agent of our company from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director, officer, employee or agent of our company, and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with Nevada law. The rights accruing to any person under our bylaws and Articles of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by our bylaws or Articles of Incorporation.

We have outstanding indemnification agreements with our officers and directors. In general, the indemnification agreements provide that the Company will, to the fullest extent permitted by Nevada law and subject to certain limitations, indemnify the director or officer against certain expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts that may be incurred in connection with the defense or settlement of any claim, criminal, civil or administrative action or proceeding to which the director or officer becomes subject in connection with his service as a director or officer of the Company. The agreements provide for indemnification rights regarding both third-party claims and proceedings brought by or in the right of the Company. In addition, each indemnification agreement provides for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the agreement to the fullest extent permitted by Nevada law. The indemnification agreements supersede all prior indemnification agreements entered into with the directors and officers. The indemnification agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitees may be entitled, including any rights arising under the Articles of Incorporation or By-Laws of the Company, or Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling stockholders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission registration fee, are estimates.

SEC registration fee	$1,495
Accounting fees and expenses	30,000
Legal fees and expenses	60,000
Printing and related expenses	12,000
Transfer agent fees and expenses	1,000

Total	$104,495

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

On September 23, 2003, Natural Gas Systems, Inc., a Delaware corporation (“Old NGS”), a subsidiary of Natural Gas Systems, Inc., a Nevada corporation (our “company”), issued 18,000,000 million shares to various founders. Included in this issuance, Mr. Herlin also purchased 1,000,000 shares of common stock (included in the issuance of 18,000,000 shares above) of Old NGS at a price of $.001 per share, with Old NGS having a repurchase right under a reverse vesting arrangement over 27 months. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

Old NGS also granted on September 23, 2003 stock options to purchase 350,000 shares of Old NGS common stock at an exercise price of $0.001 per share. Of these options, Robert S. Herlin was granted a stock option to purchase up to 250,000 shares of Old NGS common stock at an exercise price of $0.001 per share, vesting over four years, pursuant to Mr. Herlin’s executive employment agreement. In addition, a stock option of 100,000 shares was granted to Mr. Lee, the company’s corporate counsel. These securities were issued pursuant to an exemption from registration provided by Rule 701 of the Securities Act of 1933, as amended.

On November 10, 2003, Old NGS granted Sterling McDonald a stock option to purchase up to 250,000 shares of common stock of Old NGS at an exercise price of $0.25 per share, vesting over 48 months, pursuant to Mr. McDonald’s executive employment agreement. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 701 of the Securities Act of 1933, as amended.

In early 2004, Old NGS issued 3,000,000 shares of our common stock at a price of $1.00 per share to approximately 100 accredited investors. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933. In May 2004, we sold 749,478 shares of our common stock at a price of $1.00 per share (net of warrants exercised at $0.01 per share) to three accredited investors We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933. In connection with these two offerings, we paid a placement agent fee to Chadbourn Securities, Inc., an NASD broker dealer, and Laird Q. Cagan, chairman of our board of directors and a registered representative of Chadbourn Securities, Inc., and their assigns (collectively, the “Placement Agent”) comprised of seven-year warrants to acquire up to 79,931 shares of our common stock at an exercise price of $1.00 per share, and cash in the amount of $60,000.

In 2004, we, as Reality Interactive, Inc., issued our then-president 7,000,000 shares of our common stock for services rendered valued at $7,000. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933. In 2004, we, as Reality Interactive, Inc., also issued a total of 695,000 shares of our common stock upon conversion of $230,000 of indebtedness. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On May 26, 2004, we, as Reality Interactive, Inc., entered into a merger with Old NGS whereby the shareholders of Old NGS received 21,749,478 shares of our common stock in exchange for all of the 21,749,748 shares of Old NGS common stock then outstanding. All stock options of Old NGS were exchanged in the merger for stock options exercisable for shares of our common stock. The operations and management of Old NGS became our own, and we changed our name to Natural Gas Systems, Inc. All of the shareholders of Old NGS were accredited investors. In connection with consulting services related to the merger, we issued seven-year warrants to acquire up to 240,000 shares of our common stock at an exercise price of $1.00 per share (including 165,000 warrants) to Cagan McAfee Capital Partners, an entity 50% owned and controlled by the Company’s chairman, Laird Q. Cagan, and cash in the amount of $300,000. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

In June 2004, we sold 249,667 shares of our common stock at a price of $1.00 per share (net of warrants exercised at $0.01 per share) to one accredited investor. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933. In connection with this offering, we paid our Placement Agent $20,000.

In July 2004, we sold 200,000 shares of our common stock at a price of $1.50 per share (net of warrants exercised at $0.01 per share) to one accredited investor. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933. In connection with these two offerings, we paid our Placement Agent seven-year warrants to acquire up to 12,536 shares of our common stock at an exercise price of $1.50 per share.

During the nine months ended March 31, 2005, Mr. Cagan loaned us, through a series of advances, $920,000 pursuant to a secured promissory note bearing interest at 10% per annum. We issued and sold the foregoing security pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On October 22, 2004, our board of directors approved the grant of options to purchase up to 100,000 shares of our common stock at an exercise price of $1.27 per share, to each of our two independent board members, Messrs. Gene Stoever and Jed DiPaolo. The options were to vest annually over a two-year period beginning May 26, 2004, the date of the directors’ election to our board. In December 2005, in order to comply with the deferred compensation provisions of Section 409A of the Internal Revenue Code, these options were cancelled and new fully vested options to purchase up to 100,000 shares of our common stock, at an exercise price of $1.27 per share, were issued to each of Messrs. Stoever and DiPaolo. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On April 4, 2005, as compensation for services, we effectuated a grant to: (i) Tatum Partners of a warrant to purchase up to 262,500 shares of our common stock at an exercise price of $.001 per share, (ii) Robert S. Herlin, our president and chief executive officer, of a stock option to purchase up to 500,000 shares of our common stock at an exercise price of $1.80 per share and a warrant to purchase up to 287,500 shares of our common stock at an exercise price of $1.80 per share and (iii) Sterling McDonald, our chief financial officer, of a stock option to purchase up to 350,000 shares of our common stock at an exercise price of $1.80 per share. In addition, options to purchase 150,000 shares of our common stock, with an exercise price equal to $1.80 were granted to a key employee and independent contractor. We granted the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

From October 2004 to February 2005, we sold a total of 139,400 Units, at a price of $2.00 per Unit, to a total of 11 investors. All investors were accredited investors. Each Unit consisted of one share of our common stock and warrants to acquire up to one-third of a share of our common stock at an exercise price of $0.01 per share. All of the Warrants were immediately exercised, resulting in the issuance by us of an additional 54,800 shares of our common stock. In connection with this offering, we paid a fee to the Placement Agent comprised of seven-year warrants to acquire up to 12,536 shares of our common stock at an exercise price of $1.50 per share, and cash in the amount of $17,840. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On October 20, 2004, we entered into a Stock Purchase Agreement with Seaside Investments PLC (“Seaside”). The Seaside agreement provided for the issuance by NGS to Seaside of 1,000,000 shares of NGS common stock (“NGS Common Stock”) in exchange for up to 1,484,031 ordinary shares of Seaside (“Seaside Ordinary Shares”). The Seaside Agreement and related Escrow Agreement provided for the shares of NGS Common Stock and the Seaside Ordinary Shares to be placed in escrow pending the satisfaction of certain closing conditions, including the admission of the Seaside Ordinary Shares for listing on the London Stock Exchange (the “Seaside Listing”). The Seaside Agreement provided that in the event the Seaside Listing was not obtained by October 30, 2004, we would have the option to terminate the Seaside Agreement, in which case the Seaside Ordinary Shares and the shares of NGS Common Stock would be returned to Seaside and NGS, respectively. As of October 30, 2004, the Seaside Listing had not been obtained, and on November 12, 2004, NGS notified Seaside that, effective as of that date, NGS was terminating the Seaside Agreement. Accordingly, the shares of NGS Common Stock placed in escrow have been cancelled by NGS. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On February 2, 2005, we entered into a senior secured loan agreement (the “Loan Agreement”) with Prospect Energy Corporation (“Prospect”) providing for borrowings by us of up to $4.8 million (the “Secured Loan”). On February 3, 2005, we borrowed $3.0 million under the Loan Agreement. The Secured Loan bears interest at an annual rate equal to the greater of (a) 14% and (b) the Treasury Rate plus 9%, with interest payable in arrears on the last day of each month. The Secured Loan is due in full on February 2, 2010. Pursuant to the terms of the Loan Agreement, we were required to (i) pay Prospect a $96,000 cash fee, (ii) reimburse Prospect for its legal fees incurred in connection with the transaction, and (iii) issue Prospect five-year warrants to purchase up to 450,000 shares of our common stock at an exercise price of $0.75 per share, and “revocable warrants” to purchase up to an additional 300,000 shares of our common stock at an exercise price of $0.75 per share. The revocable warrants are subject to cancellation by us prior to their exercise if we meet and maintain certain operating cash flow targets. On March 16, 2005, we borrowed an additional $1.0 million under the Loan Agreement and issued additional warrants and “revocable warrants” to Prospect (to purchase up to 150,000 shares and 100,000 shares, respectively). In connection with the Secured Loan, we also paid a third-party consultant a $30,000 cash fee and issued such party warrants to acquire up to 50,000 shares of our common stock at an exercise price of $2.00 per share. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

In May 2005, we sold 1,200,000 shares of our common stock at a price of $2.50 per share, to one accredited investor. In connection with this offering, we paid a fee to the Placement Agent comprised of seven-year warrants to acquire up to 96,000 shares of our common stock at an exercise price of $2.50 per share, and cash in the amount of $240,000. In January 2006, we issued this investor 160,000 shares of our common stock in order to induce this investor to enter into an amended and restated registration rights agreement with us that eliminated certain payment provisions contained in the original agreement, both retroactively and prospectively. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On May 5, 2005, we issued 120,000 shares of our common stock to Liviakis Financial Communications, our investor relations firm, at a purchase price of $.001 per share, as additional compensation for services rendered to us. The shares are subject to monthly vesting over a 12 month period. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

On June 23, 2005, as compensation for services, we effectuated a grant to Daryl Mazzanti, our vice president of operations, of a stock option to purchase up to 350,000 shares of our common stock at an exercise price of $1.61 per share, a direct stock grant of 25,000 shares and a revocable warrant to purchase up to 200,000 shares of our common stock at an exercise price of $1.61 per share. On August 8, 2005, as compensation for services, we effectuated a grant to David Joe of a stock option to purchase up to 100,000 shares of our common stock at an exercise price of $1.36 per share. On August 22, 2005, as compensation for services, we effectuated a grant to (i) Gene Stoever, a member of the board, of a stock option to purchase up to 28,000 shares of our common stock at an exercise price of $1.10 per share; (ii) E.J. DiPaolo, a member of the board, a stock option to purchase up to 28,000 shares of our common stock at an exercise price of $1.10 per share, and (iii) Cindy Sullivan a stock option to purchase up to 30,000 shares of our common stock at an exercise price of $1.10 per share. On December 12, 2005, as compensation for services, we effectuated a grant to William Dozier, a member of the board, of a stock option to purchase up to 100,000 shares of our common stock at an exercise price of $1.21 per share. We granted the foregoing securities pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Effective September 22, 2005, in exchange for amending the Loan Agreement, dated February 2, 2005, we granted Prospect Energy Corporation certain revocable warrants to purchase up to 200,000 shares at an exercise price of $1.36. We granted the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

As of December 1, 2005, the 300,000 revocable warrants issued to Prospect Energy in February 2005 and the 100,000 revocable warrants issued to Prospect Energy in March 2005 became irrevocable in accordance with their terms.

On January 13, 2006, we entered into a Securities Purchase Agreement with Rubicon Master Funds (“Rubicon”), wherein we issued Rubicon 160,000 additional shares of our common stock as consideration for amending and restating our Registration Rights Agreement dated as of May 6, 2005. The amended terms removed our obligation to pay monetary damages for our failure to obtain and maintain an effective registration statement including their shares, although we are still required to use our best commercial efforts to register for resale the 160,000 shares issued to Rubicon, along with the 1.2 million shares previously issued them. We granted the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

On January 31, 2006, we acquired an additional net revenue interest in one of our existing fields. Funding of the $1 million purchase price was provided by an additional $1 million advance under our Prospect Facility, thereby increasing the maturity value of our note owed them to $5 million, and the issuance of an additional 150,000 of irrevocable warrants and 100,000 of revocable warrants, exercisable over five years at the 20 trading day average price immediately prior to January 31 2006. The revocable warrants were subject to revocation by the Company at any time that cash basis EBITDA reaches or exceeds $200,000 in any one month prior to June 1, 2006. We granted the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

On February 15, 2006, we issued stock options to purchase 150,000 shares of our common stock at an exercise price of $1.41 per share to Sterling McDonald. 100,000 of these options vested immediately, and the remaining 50,000 vest over four years. In addition, on the same day we also granted warrants to purchase 150,000 shares of common stock at an exercise price of $1.41 per share to Sterling McDonald. These warrants vest over a four year period and have a ten year term. We also granted warrants to purchase 400,000 shares of common stock at an exercise price of $1.41 per share to Robert S. Herlin. 150,000 of these warrants vest immediately, and the remaining vest over four years. Some of these securities were granted in lieu of cash bonuses for past services rendered and all of the foregoing securities were granted pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

On May 1, 2006, we issued 78,000 shares of our common stock to Liviakis Financial Communications, our investor relations firm, as additional compensation for services rendered to us. The shares are subject to monthly vesting over a 6 month period. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On May 5, 2006, we issued stock options to purchase 150,000 shares of our common stock to Daryl Mazzant, 30,000 shares of our common stock to David Joe, and 20,000 shares of our common stock to Cindy Sullivan, all at an exercise price of $2.55 per share and vesting over four years. All of the foregoing securities were granted pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

On May 10, 2006, we issued stock options exercisable at $3.03 per share to our three independent directors. E.J. DiPaolo was issued options to purchase 50,000 shares of common stock, Gene Stoever was issued options to purchase 50,000 of common stock, and William Dozier was issued options to purchase 25,000 shares of stock, each vesting over two years. All of the foregoing securities were granted pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

On May 31, 2006, we issued Prospect an additional five-year warrant to purchase up to 100,000 shares of our common stock at an exercise price of $2.71 per share in satisfaction of a disputed obligation relating to a voluntary waiver by Prospect of a technical breach of a negative covenant by the Company in our loan facility with Prospect. The shares of common stock issuable upon exercise of the warrants held by Prospect are subject to a registration rights agreement, pursuant to which we have agreed to register sales by Prospect and its transferees of such shares under the Securities Act of 1933, as amended. Subject to limitations specified in this agreement, these registration rights include an unlimited number of piggyback registration rights that require us to register resales of a holder’s shares when we undertake a public offering.

On June 10, 2006, we sold 351,335 shares of our common stock at a price of $2.25 per share, to four accredited investors. In connection with this offering, we paid a fee to the Placement Agent comprised of seven-year warrants to acquire up to 14,054 shares of our common stock at an exercise price of $2.25 per share, and cash in the amount of approximately $63,000. We issued and sold the foregoing securities pursuant to an exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.

ITEM 27. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1	Articles of Incorporation (1)
4.2	Certificate of Amendment to Articles of Incorporation (1)
4.3	Certificate of Amendment to Articles of Incorporation (2)
4.4	Articles of Merger (2)
4.5	Amended Bylaws (2)
4.6	Specimen form of the Company’s Common Stock Certificate (2)
4.7	Securities Purchase Agreement dated as of May 6, 2005, by and between the Company and Rubicon Master Fund (3)
4.8	Registration Rights Agreement dated as of May 6, 2005, by and between the Company and Rubicon Master Fund (3)
4.9	Stock Grant Agreement, dated as of May 4, 2005, by and between the Company and Liviakis Financial Communications, Inc. (3)
4.10	Herlin Stock Option Agreement, dated April 4, 2005 (4)
4.11	Herlin Warrant Agreement, dated April 4, 2005 (4)
4.12	Amended and Restated Tatum Resources Agreement, dated April 4, 2005 (4)
4.13	Tatum Warrant Agreement, dated April 4, 2005 (4)

EXHIBIT NUMBER	DESCRIPTION
4.14	McDonald Stock Option Agreement, dated April 4, 2005 (4)
4.15	Warrant Agreement, dated as of February 2, 2005, between the Company and Prospect (5)
4.16	Company Common Stock Purchase Warrant in favor of Prospect, dated as of February 2, 2005 (5)
4.17	Revocable Warrant Agreement, dated as of February 2, 2005, between the Company and Prospect (5)
4.18	Company Revocable Common Stock Purchase Warrant in favor of Prospect, dated as of February 2, 2005 (5)
4.19	Registration Rights Agreement, dated as of February 2, 2005, between the Company and Prospect (5)
4.20	Form of Registration Rights Agreement (6)
4.21	2004 Stock Plan (7)
4.22	2003 Stock Option Plan (7)
4.23	Revocable Warrant Agreement , dated as of September 27, 2005, between the Company and Prospect (8)
4.24	Stock Option Agreement, dated June 23, 2005 (9)
4.25	Stock Option Grant Agreement, dated June 23, 2005 (9)
4.26	Revocable Warrant Agreement, dated June 23, 2005 (9)
4.27	Securities Purchase Agreement dated as of January 13, 2006, by and between the Company and Rubicon Master Fund (10)
4.28	Amended and Restated Registration Rights Agreement dated as of January 13, 2006, by and between the Company and Rubicon Master Funds (10)
4.29	Third Revocable Warrant Agreement, by and between Prospect Energy Corporation and the Company, dated January 31, 2006 (2)
4.30	Amendment No. 1 to the Registration Rights Agreement, by and between Prospect Energy Corporation and the Company, dated January 31, 2006 (2)
5.1	Opinion of Troy & Gould Professional Corporation (2)
23.1	Consent of Hein & Associates, LLP, independent auditors (11)
23.2	Consent of Troy & Gould Professional Corporation (reference is made to Exhibit 5.1) (2)

EXHIBIT NUMBER	DESCRIPTION
23.3	Consent of W. D. Von Gonten & Co. (11)
23.4	Consent of Robert A. Olson (2)
24.1	Power of Attorney (reference is made to signature page) (11)

(1)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on February 7, 2002, which exhibit is hereby incorporated herein by reference.

(2)	Previously filed herewith as an exhibit to this registration statement.

(3)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on May 11, 2005, which exhibit is hereby incorporated herein by reference.

(4)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on April 8, 2005, which exhibit is hereby incorporated herein by reference.

(5)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on February 8, 2005, which exhibit is hereby incorporated herein by reference.

(6)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on October 26, 2004, which exhibit is hereby incorporated herein by reference.

(7)	Previously filed as an exhibit to the Company’s Definitive Information Statement on Schedule 14C, which exhibit is hereby incorporated by reference.

(8)	Previously filed as an exhibit to the Company’s Report on Form 10-KSB on September 28, 2005, which exhibit is hereby incorporated herein by reference.

(9)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on June 29, 2005, which exhibit is incorporated herein by reference.

(10)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on January 20, 2006, which exhibit is hereby incorporated herein by reference.

(11)	Filed herewith.

ITEM 28. UNDERTAKINGS

B. Rule 415 Offering

The registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed material information on the plan of distribution;

Provided, however, that paragraph (1) does not apply if the registration statement is on Form S-3 and the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the Company under the Exchange Act or is contained in a form of prospectus filed pursuant to Rule 424(b) that is deemed part of and included in the registration statement.

(2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C. Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on October 17, 2006.

EVOLUTION PETROLEUM CORPORATION

By:	/s/ Robert S. Herlin
Robert S. Herlin, President

Each person whose signature appears below constitutes and appoints Robert S. Herlin as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her in any and all capacities, to sign this registration statement and any amendments hereto (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he or she might do or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue of this power of attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE
By:	/s/ Robert S. Herlin	President (principal executive officer) and Chief	October 17, 2006
	Robert S. Herlin	Executive Officer and Director

By:	/s/ Laird Q. Cagan	Chairman of the Board	October 17, 2006
Laird Q. Cagan

By:	/s/ Sterling Mcdonald	Chief Financial Officer (principal financial and	October 17, 2006
	Sterling McDonald	accounting officer)

By:	/s/ William Dozier	Director	October 17, 2006
William Dozier

By:		Director
E.J. DiPaolo

By:	/s/ Gene Stoever	Director	October 17, 2006
Gene Stoever

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1	Articles of Incorporation (1)
4.2	Certificate of Amendment to Articles of Incorporation (1)
4.3	Certificate of Amendment to Articles of Incorporation (2)
4.4	Articles of Merger (2)
4.5	Amended Bylaws (2)
4.6	Specimen form of the Company’s Common Stock Certificate (2)
4.7	Securities Purchase Agreement dated as of May 6, 2005, by and between the Company and Rubicon Master Fund (3)
4.8	Registration Rights Agreement dated as of May 6, 2005, by and between the Company and Rubicon Master Fund (3)
4.9	Stock Grant Agreement, dated as of May 4, 2005, by and between the Company and Liviakis Financial Communications, Inc. (3)
4.10	Herlin Stock Option Agreement, dated April 4, 2005 (4)
4.11	Herlin Warrant Agreement, dated April 4, 2005 (4)
4.12	Amended and Restated Tatum Resources Agreement, dated April 4, 2005 (4)
4.13	Tatum Warrant Agreement, dated April 4, 2005 (4)
4.14	McDonald Stock Option Agreement, dated April 4, 2005 (4)
4.15	Warrant Agreement, dated as of February 2, 2005, between the Company and Prospect (5)
4.16	Company Common Stock Purchase Warrant in favor of Prospect, dated as of February 2, 2005 (5)
4.17	Revocable Warrant Agreement, dated as of February 2, 2005, between the Company and Prospect (5)
4.18	Company Revocable Common Stock Purchase Warrant in favor of Prospect, dated as of February 2, 2005 (5)
4.19	Registration Rights Agreement, dated as of February 2, 2005, between the Company and Prospect (5)
4.20	Form of Registration Rights Agreement (6)

EXHIBIT NUMBER	DESCRIPTION
4.21	2004 Stock Plan (7)
4.22	2003 Stock Option Plan (7)
4.23	Revocable Warrant Agreement , dated as of September 27, 2005, between the Company and Prospect (8)
4.24	Stock Option Agreement, dated June 23, 2005 (9)
4.25	Stock Option Grant Agreement, dated June 23, 2005 (9)
4.26	Revocable Warrant Agreement, dated June 23, 2005 (9)
4.27	Securities Purchase Agreement dated as of January 13, 2006, by and between the Company and Rubicon Master Fund (10)
4.28	Amended and Restated Registration Rights Agreement dated as of January 13, 2006, by and between the Company and Rubicon Master Funds (10)
4.29	Third Revocable Warrant Agreement, by and between Prospect Energy Corporation and the Company, dated January 31, 2006 (2)
4.30	Amendment No. 1 to the Registration Rights Agreement, by and between Prospect Energy Corporation and the Company, dated January 31, 2006 (2)
5.1	Opinion of Troy & Gould Professional Corporation (2)
23.1	Consent of Hein & Associates, LLP, independent auditors (11)
23.2	Consent of Troy & Gould Professional Corporation (reference is made to Exhibit 5.1) (2)
23.3	Consent of W. D. Von Gonten & Co. (11)
23.4	Consent of Robert A. Olson (2)
24.1	Power of Attorney (reference is made to signature page) (11)

(1)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on February 7, 2002, which exhibit is hereby incorporated herein by reference.

(2)	Previously filed herewith as an exhibit to this registration statement.

(3)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on May 11, 2005, which exhibit is hereby incorporated herein by reference.

(4)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on April 8, 2005, which exhibit is hereby incorporated herein by reference.

(5)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on February 8, 2005, which exhibit is hereby incorporated herein by reference.

(6)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on October 26, 2004, which exhibit is hereby incorporated herein by reference.

(7)	Previously filed as an exhibit to the Company’s Definitive Information Statement on Schedule 14C, which exhibit is hereby incorporated by reference.

(8)	Previously filed as an exhibit to the Company’s Report on Form 10-KSB on September 28, 2005, which exhibit is hereby incorporated herein by reference.

(9)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on June 29, 2005, which exhibit is incorporated herein by reference.

(10)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K on January 20, 2006, which exhibit is hereby incorporated herein by reference.

(11)	Filed herewith.